UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INTERCHANGE CORPORATION

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

45845K 10 9

(CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13G

CUSIP No. 45845K 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRASTACKY ASSOCIATES, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,469

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%

12	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FJF INVESTMENTS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,469

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%

12	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FEDOR J. FRASTACKY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 554,469

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 554,469

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,469

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%

12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer: INTERCHANGE CORPORATION

(b)	Address of Issuer’s Principal Executive Offices:
24422 AVENIDA DE LA CARLOTA, SUITE 120
LAGUNA HILLS, CALIFORNIA 92653

Item 2.

(a)	Name of Person Filing:
(i) FRASTACKY ASSOCIATES, INC.
(ii) FJF INVESTMENTS, INC.
(iii) FEDOR J. FRASTACKY

(b)	Address of Principal Business Office:
130 BLOOR STREET WEST, SUITE 1200, TORONTO, ONTARIO M5S1N5

(c)	Citizenship: CANADA

(d)	Title of Class of Securities: COMMON STOCK

(e)	CUSIP Number: 45845K 10 9

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

Item 4.	Ownership.

(a)	Amount beneficially owned: 554,469(1)

(b)	Percent of class: 6.8%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 554,469 (1)
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition: 554,469 (1)
	(iv)	Shared power to dispose or to direct the disposition: 0

     (1) The shares covered by this Schedule 13G consist of 554,469 shares of common stock (152,500 of which are in the form of Warrants to purchase common stock of the Issuer which are fully vested) held by Frastacky Associates, Inc. FJF Investments Inc. is the sole shareholder of Frastacky Associates. Fedor J. Frastacky is the sole shareholder of FJF Investments Inc. and possesses all authority to vote and dispose of all these shares.

Item 5.	Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: This statement is filed pursuant to Rule 13d-1(d) or 13d-2 and the persons filing are: FJF INVESTMENTS, INC. , a parent holding company of FRASTACKY ASSOCIATES, INC. in accordance with Section 240.13d-1(b)1(ii)(G) and FEDOR J. FRASTACKY, a control person in accordance with section 204.13d-1(b)1(ii)(G).

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE (See Item 4)

Page 5 of 8 pages

Item 9.	Notice of Dissolution of Group: NOT APPLICABLE

Item 10.	Certification: NOT APPLICABLE

Page 6 of 8 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRASTACKY ASSOCIATES, INC.
Date: March 24, 2005	By:	/s/ Fedor J. Frastacky
FEDOR J. FRASTACKY, President

Page 7 of 8 pages

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on March 24, 2005.

FJF INVESTMENTS INC.
By:	/s/ Fedor J. Frastacky

Fedor J. Frastacky
FEDOR J. FRASTACKY

Page 8 of 8 pages

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